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                                    EXHIBIT A

         Cover Letter to the Offer to Purchase and Letter of Transmittal

                [Mellon Optima L/S Strategy Fund, LLC Letterhead]

   IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS AT THIS
                       TIME, PLEASE DISREGARD THIS NOTICE.
            THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

October 4, 2010

Dear Mellon Optima L/S Strategy Fund, LLC Member:

     We are writing to inform you of important dates relating to a tender offer by Mellon Optima L/S Strategy Fund, LLC (the "Fund"). If you are not interested in tendering any portion of your limited liability company interests in the Fund ("Interest" or "Interests," as the context requires) at this time, please disregard this notice and take no action.

     In addition, we wish to notify you that the Board of Directors of the Fund (the "Board"), at an upcoming meeting of the Board, will consider a proposal that the Fund take the steps necessary to change its tax status and be taxed as a "regulated investment company" (a "RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended, if (and when) the Fund meets the requirements for qualification as a RIC, and will also consider the adoption of amendments to the Amended and Restated Limited Liability Company Agreement of the Fund (the "LLC Agreement") to facilitate this change and the Fund's operation as a RIC. The proposed change in the taxation of the Fund, which is discussed more fully below, would enable the Fund to report tax information to members of the Fund ("Members") annually on Form 1099 (rather than on Schedule K-1, as is now the case) and would simplify how Members report their income from the Fund on their income tax returns. For the reasons discussed below, the Fund believes that the contemplated changes in its tax status and reporting would be beneficial to the Fund and Members.

                       INFORMATION ABOUT THE TENDER OFFER

     As described in the attached Notice of Offer to Purchase, the Fund is offering to purchase from Members up to $50 million of Interests determined as of December 31, 2010. The tender offer period will begin on October 4, 2010 and will end at 12:00 midnight, Eastern Time, on November 1, 2010. The purpose of the tender offer is to provide liquidity to members that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

     Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than November 1, 2010. If you do not wish to tender your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR INTEREST AT THIS TIME.

     All tenders of Interests must be received by Mellon Hedge Advisors LLC, the Fund's investment adviser ("MHA"), either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by November 1, 2010.

                      INFORMATION ABOUT THE PROPOSED CHANGE
                          IN TAX TREATMENT OF THE FUND

     Prior to the end of 2010, the Board will consider a proposal that the Fund elect to be taxed as a RIC and will also consider the adoption of amendments to the LLC Agreement to facilitate this change in the Fund's tax status. If this proposal is approved by the Board, the Fund expects that they will become effective if (and when) it meets the requirements for qualification as a RIC, but in no event prior to January 1, 2011. Following these approvals and when the Fund is prepared to effect the proposed change, the Fund would modify its tax filings so as to qualify for tax treatment substantially similar to that of publicly offered mutual funds, rather than as a partnership for Federal tax purposes. This change, if implemented, will allow for simplified tax reporting by the Fund to Members on IRS Form 1099 instead of the current Schedule K-1 (and, given the mailing requirement for Form 1099, will result in earlier tax reporting to Members than that currently provided for). In addition, the change will facilitate investment in the Fund by tax-exempt U.S. investors because, if the Fund is taxed as a RIC, such investors will not incur unrelated business taxable income (also known as UBTI) with respect to their investments in the Fund (provided they do not borrow to acquire their investment in the Fund).

     It is contemplated that, in connection with the proposed change in the Fund's tax treatment, the LLC Agreement will be amended, by action of the Board, to eliminate provisions that are unnecessary if the Fund is not taxed as a partnership and to add provisions that will better accommodate the operation of the Fund as a RIC. This letter is intended to provide you with notice of, and to describe, these changes in the LLC Agreement. It is important to note that the Fund believes that the contemplated change in the Fund's tax status and reporting would be beneficial to the Fund and its Members and be attractive to potential new investors. You have the opportunity to withdraw from the Fund as a Member by tendering your Interest in the Offer to Purchase if you consider the new tax treatment of the Fund to be unsuitable to your circumstances or object to the amendment of the LLC Agreement.

     The Fund's investment adviser (the "Adviser") and sub-investment adviser (the "Sub-Adviser", and together with the Adviser, the "Advisers") believes that the proposed change in the tax treatment will not necessitate any material changes in the Fund's investment program or in the management of the Fund's investment portfolio. However, the Advisers may need to obtain certain information from underlying portfolio funds ("Portfolio Funds") and/or structure the Fund's investments in Portfolio Funds in such manner so as to help assure that the Fund qualifies as a RIC. Further, the Fund may be precluded from making certain investments that would adversely affect the Fund's ability to qualify as a RIC, which it might otherwise have made.

     It is not expected that the change in tax treatment will affect the value of your Interest. The proposed new tax treatment will, however, require that the Fund's current "capital account" structure (in which net increases and decreases in the net value of the Fund's assets are allocated to and reflected as changes in the value of each Member's capital account, generally on a PRO RATA basis) be replaced by a structure in which Members will participate in the Fund's gains, losses, income and deductions on the basis of the number of units of the Fund they hold relative to the total number of Fund units outstanding. Upon transition to the new tax treatment, the interests of Members in the Fund will be represented by units, and each Member will be issued units in the Fund equal in value to the value of the Member's capital account immediately preceding the transition. Individual capital accounts will be replaced with a general Fund account and, going forward, Members will refer to the number of units they hold when calculating the value of their investments in the Fund. Each unit will represent an equal PRO RATA interest in the Fund and will have the

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same net asset value as other units, and variances in Members' relative interests in the Fund will be reflected in the number of units held by each Member. The LLC Agreement would be revised to reflect these changes. The Fund believes that Members will find this arrangement simpler and easier to understand than that currently in place.

     Because the new tax treatment will require the Fund to make certain annual distributions to Members, the Fund also expects to establish a program to allow for the automatic reinvestment of these distributions in the Fund. Under the program, when a Member's distribution is reinvested, additional Fund units will be issued to that Member in an amount equal in value to the distribution. However, Members who do not wish to reinvest their distributions will have the ability to elect to receive cash distributions (which will be credited directly to the Member's investment management or custody account with BNY Mellon Wealth Management ("BMWM"), if such Member has a BMWM investment management or custody account; if such Member does not have a BMWM investment management or custody account, the cash distribution will be paid by check and sent directly to the Member's mailing address as listed in the Fund's records, unless the Member advises the Fund in writing of a change in its mailing address). More information will be provided to you regarding this automatic dividend reinvestment program if the contemplated changes are authorized.

     Certain tax risks and additional costs would be associated with the Fund's taxation as a RIC. With respect to risks, the Fund would need to satisfy various asset diversification and source-of-income tests. This will require significant support from the Portfolio Funds. The Fund would also be required each December to make certain "excise tax" calculations on certain undistributed income of the Fund based on income and gain information that must be obtained by the Fund from Portfolio Funds. If the Fund does not receive accurate information from Portfolio Funds or does not satisfy the applicable tests for RIC qualification, the Fund could be subject to the excise tax on undistributed income or subject to tax on its income. With respect to costs, the Fund would incur certain costs relating to tax compliance and reinvestments of dividends and other distributions. In addition, to facilitate investments that the Advisers believe to be attractive in a manner consistent with RIC qualification requirements, the Fund might, in certain situations, invest in "passive foreign investment companies" (which are offshore investment funds that are treated as corporations for U.S. tax purposes). Such investments may involve costs or other inefficiencies to the Fund, including U.S. withholding taxes, that the Fund does not incur when it invests in U.S. domestic investment funds. The Board of Directors will consider these various matters in determining whether or not to approve the change in the Fund's tax status.

     If the Board approves the matters necessary to effect the change in the Fund's tax treatment, the Fund will seek to take all necessary steps in order to effect the change on January 1, 2011 such that, beginning with a Member's 2011 tax year, Members would receive tax reporting from the Fund on Form 1099 only. However, depending on when the transition to the new tax treatment is actually completed, there is a possibility that Members may receive reports from the Fund on both Form 1099 and Schedule K-1 for the 2011 tax year. Thereafter, only Form 1099s would be used should the proposed change have been effected. However, there is no assurance that the Fund will be successful in effecting the proposed change. The Fund believes that the election of the Fund to be taxed as a corporation and its qualification as a "regulated investment company" should not be a taxable event to Members. Nevertheless, there is no assurance that the Internal Revenue Service will agree with such a position, in which case it may treat the transaction as a taxable event to Members. Members should consult their tax advisers regarding the specific tax consequences associated with the proposed change in tax treatment of the Fund.

     The Fund does not expect the contemplated change in its tax treatment (and the related amendments to the LLC Agreement) to affect materially the amount of Interests tendered by Members for purchase by the Fund in the Offer to Purchase. However, to the extent there is a significant increase in Interests tendered in the Offer to Purchase, or in future similar offers made by the Fund, the net assets of the Fund could be reduced by a greater amount than would otherwise be the case. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell portfolio investments it would not otherwise have sold, or result in Members who do not tender their Interest bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease proportionately with the reduction in net assets of the Fund. These effects may be reduced or eliminated to the extent that the Fund receives investments from new investors and existing Members. As described in Section 7 of the attached Notice of Offer to Purchase, the Fund reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer to Purchase, to cancel the Offer to Purchase, amend the Offer to Purchase and postpone the acceptance of tenders made pursuant to the Offer to Purchase.

     The Fund believes that the proposed change in its tax treatment will make the Fund a more attractive investment alternative for both new investors and existing Members. If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call Anthony J. Mastrocola at MHA at (877) 257-0004.

Sincerely,

Mellon Optima L/S Strategy Fund, LLC